Exhibit 99.1

Hydro One Board Appoints Mayo Schmidt as President & CEO

For Immediate Release – August 20, 2015

Toronto, Ontario

The Board of Directors for Hydro One today announced the appointment of Mayo Schmidt as the company’s incoming President and CEO. Mr Schmidt assumes this role as Hydro One prepares for its transition to a publicly traded company.

“We believe that Mr. Schmidt is the ideal person to lead Hydro One in its new era as a publicly held company, bringing a sharpened focus on system reliability, customer service and improved growth and performance,” said David Denison, Chair of the Hydro One Board of Directors. “As the former CEO of Viterra and its predecessor, Saskatchewan Wheat Pool, Mr. Schmidt has an admirable track record of leading large scale business transformation and growth while generating value and benefits for investors, employees and customers alike.”

As head of Viterra, Mr. Schmidt transformed a relatively small regional co-operative into a publicly-held, multibillon dollar corporation with nearly 7,000 employees and operations around the world. In recognition of his accomplishments at Viterra, Mr. Schmidt was named “Chief Executive of the Year in 2009” by Canadian Business Magazine. Mr. Schmidt’s most recent activities include leading a number of international growth and development projects.

“The opportunity to lead Hydro One through this critical transformation is both energizing and exciting,” said Mr. Schmidt. “I believe we can shape Hydro One into the finest energy company of its kind globally, with a strengthened culture of service and customer satisfaction along with best-in-class performance which in turn will create avenues for new growth. This is the beginning of an enormous opportunity for all of us within Hydro One.”

Mr. Schmidt will commence his duties effective September 3, 2015, taking over from current President and CEO Carmine Marcello who will remain as an advisor to both Mr. Schmidt and Mr. Denison to provide support in the transition and the upcoming IPO.

“On behalf of the Hydro One Board of Directors I want to thank Carmine Marcello for his outstanding service as the company’s President and CEO over the past three years. His leadership has been vital in preparing the company for this important transformation and we look forward to his continued involvement going forward,” added Denison.

About Hydro One

Hydro One Inc. is an electricity transmission and distribution company headquartered in Toronto, Ontario with $23.1 billion in assets and 2014 revenues of $6.5 billion. The company delivers electricity safely and reliably to over 1.4 million customers across the province of Ontario, and to large industrial customers and municipal utilities. Hydro One owns and operates Ontario’s 29,000 km high-voltage transmission network and a 188,000 km low-voltage distribution network. Hydro One is wholly owned by the Province of Ontario.

Forward Looking Information

This press release may contain “forward looking information” within the meaning of applicable securities laws. Such information includes, but is not limited to: statements related to potential growth, future performance and future opportunities. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, is discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, and are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation to update any forward-looking information, except as required by law.

For further information, please contact:

Daffyd Roderick

Director, Corporate Communications

416-345-6868

Hydro One Investor Relations

416-345-6867

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